

March 4, 2011

Via U.S. Mail and Facsimile to 702-442-7995

Steve Cochennet
Chief Executive Officer
Guardian 8 Holdings
11900 College Blvd., Suite 204
Overland Park, KS 66210

> **Re:** **Guardian 8 Holdings**
> **Current Report on Form 8-K/A**
> **Filed February 23, 2011**
> **File No. 333-150954**

Dear Mr. Cochennet:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 13

1. We note your response to comment 12 from our letter dated January 14, 2011. In the first paragraph on page 13 it appears that you mean to say that $380,414 is sufficient to satisfy your cash needs through June 30, <u>2011</u> instead of June 30, 2010. Please advise or revise.

Executive Compensation, page 14

2. For any stock or option awards that you make to your executive officers or directors, please confirm that you will disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Items 402(n)(2)(v) and (vi) and Items 402(r)(2)(iii) and (iv) of Regulation S-K.

Financial Statements

3. We note your response to comment 17 from our letter dated January 14, 2011, and that you restated the balance sheet of Guardian 8 Corporation at December 31, 2009 and September 30, 2010 to correctly reflect the patent at historical cost. In this regard, please revise the face of the financial statements to clearly disclose that they have been restated. In the notes to the financial statements describe the revisions and provide the disclosures required by ASC 250-10-50-7.

4. A reissuance of the auditor's report is required when a previously filed 1934 Act filing is amended to include restated financial statements. Also ask your auditors to consider the requirement to include a reference to the restatement as required by PCAOB Auditing Standards Section 561.06.a.

Statement of Shareholders' Equity, page F-4

5. It does not appear that the correction made in response to comment 17 from our letter dated January 14, 2011 flowed through your Statement of Equity properly. Please revise to correct the amount of total equity at September 30, 2010.

Notes to Financial Statements

Note 4. Patent and Due to Related Party, page F-10

6. Please revise your note to delete the prior reference to the presentation of your patent at historical cost of $315,000.

Unaudited Pro Forma Financial Statements

7. It appears that your pro forma balance sheet includes the historical financial position of Guardian 8 at September 30, 2010, prior to the correction made to reflect your patent at historical cost. Please revise the presentation of your pro forma balance sheet to include the corrected balance sheet.

Notes to Pro Forma Financial Statements, page F-18

8. We refer to adjustment 1 to your pro forma balance sheet. It is not clear why you changed pro forma adjustment 1 from the prior version, specifically as it relates to your pro forma presentation of common stock. Please tell us why you believe $7,774 is the correct amount of common stock on a pro forma basis.

9. We note that your pro forma balance sheet no longer depicts adjustments to cash, accounts receivable, accounts payable and accrued expenses. Please tell us why you no longer believe these adjustments are necessary.

10. We refer to the pro forma income statement presentations. GRMI reported revenue for the nine months ended September 30, 2010 and the year ended December 31, 2009. Revise to include note disclosure describing the operations of the combined entity going forward and how the operations of GRMI should be considered.

You may contact Christy Adams, Staff Accountant, at 202-551-3363 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at 202-551-3268; Paul Fischer, Attorney-Advisor, at 202-551-3415; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Paul Fischer
Larry Spirgel
Assistant Director